CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED MAR. 31, 2014		FOR THE TWELVE MONTHS ENDED DEC. 31, 2013
Earnings from continuing operations	$26,307		$150,410
Income taxes	14,210		79,381
Earnings from continuing operations before income taxes	$40,517		$229,791
Fixed charges:
Interest	$19,470		$80,905
Amortization of debt expense, premium, net	778		3,088
Portion of rentals representative of an interest factor	123		488
Interest of capitalized lease	135		622
Total fixed charges	$20,506		$85,103
Earnings from continuing operations before income taxes	$40,517		$229,791
Plus: total fixed charges from above	20,506		85,103
Plus: amortization of capitalized interest	64		204
Earnings from continuing operations before income taxes and fixed charges	$61,087		$315,098
Ratio of earnings to fixed charges	2.98	X	3.70	X